Exhibit 99.1

TRANSALTA CORPORATION

Annual General Meeting of Shareholders

of TransAlta Corporation

April 28, 2011

REPORT OF VOTING RESULTS

NI 51-102 — Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

The total number of shares represented by shareholders present in person and by proxy at the meeting was 76,920,129, representing 34.78% of the Corporation’s outstanding shares.  Shareholders in attendance at the meeting represented 94,443 shares.

1.                                       Appointment of Auditors.  The Appointment of Ernst & Young LLP, to serve as the independent auditors for 2011 was approved by a show of hands.  Proxies of 76,013,195 (98.9%) in favour and 812,491 (1.1%) withheld were received.

2.                                       Election of Directors.  The ten director nominees proposed by management were elected by a show of hands.  Proxies were received as follows:

Nominee	Votes for	%	Withheld	%
William D. Anderson	73,736,926	98.49%	1,129,248	1.51%
Stephen L. Baum	73,826,748	98.61%	1,039,426	1.39%
Timothy W. Faithfull	73,967,825	98.80%	898,349	1.20%
Gordon D. Giffin	73,960,371	98.79%	905,803	1.21%
C. Kent Jespersen	70,322,332	93.93%	4,543,842	6.07%
Michael M. Kanovsky	73,204,045	97.78%	1,662,129	2.22%
Gordon S. Lackenbauer	74,018,439	98.87%	847,735	1.13%
Karen E. Maidment	74,093,722	98.97%	772,452	1.03%
Martha C. Piper	73,975,182	98.81%	890,992	1.19%
Stephen G. Snyder	73,919,142	98.74%	947,032	1.26

3.                                       Advisory Vote on Executive Compensation.  The vote conducted by ballot, approved, on an advisory basis, management’s approach to executive compensation.  The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% of Votes Against
64,515,694	86.08%	10,431,585	13.92%

4.             Shareholder Proposal.  The Sierra Club withdrew their Shareholder Proposal prior to the Annual General Meeting and therefore a vote was not held.